Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: March 26, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On March 23, 2026, the following article by Neil Ford was published online by Reuters (reuters.com).

Fusion developers go public as AI boom widens funding sources

Industry Insight from Reuters Events, a part of Thomson Reuters.

•	Established fusion companies TAE Technologies and General Fusion recently announced merger agreements to go public, showing how fusion developers are increasingly tapping deeper pools of capital to build their first plants.

March 23 - Unlike existing nuclear facilities that rely on fission—the splitting of heavy atoms like uranium—fusion companies are developing first-of-a-kind devices to fuse light atoms together. This is the same reaction that powers the sun, and while it promises virtually limitless, carbon-free energy, it has never been achieved on a commercial scale.

With electricity demand surging due to the increase in power-hungry data centers, funding for fusion companies is growing. In 2025 fusion developers raised $2.6 billion worldwide, an 180% jump from the previous year but below the record $2.9 billion raised in 2022, according to the Fusion Industry Association.

While until now fusion developers have mostly raised funds from private equity, venture capital and Big Tech companies, public listings will give TAE and General Fusion access to vast pools of public institutional capital, including index-tracking mutual funds, pension funds, and sovereign wealth funds.

TAE and General Fusion are “working towards pilot plant demonstrations in under a decade and attracting billions in private investment,” said Ryan Alimento, Climate and Energy Analyst at the Breakthrough Institute. Going public offers developers an alternative pathway to raise “big influxes of capital,” he told Reuters Events.

Canadian firm General Fusion on January 22 announced plans to become the “first publicly traded pure-play fusion company,” following a $230 million investment from a Special Purpose Acquisition Company (SPAC) called Spring Valley Acquisition Corporation III and $105 million from institutional investors. The deal valued General Fusion at $1 billion. Pure-play refers to companies solely dedicated to the sector in question.

The decision by General Fusion to go public with an experienced partner—Spring Valley took NuScale Power, a leading developer of small modular reactor (SMR) technology, public through a SPAC merger in 2022—is designed to enable the commercial development of its Lawson Machine 26, a Magnetized Target Fusion device, General Fusion CEO Greg Twinney told Reuters Events.

The company, which was founded in 2002, had previously raised more than $400 million, including 69 million Canadian dollars ($50.5 million) from Canada’s Strategic Innovation Fund. It aims to deliver commercial power by the mid-2030s.

Trump Media and Technology Group in December announced a $6 billion merger with TAE to create a publicly traded fusion company that won’t be pure-play because it will also include Truth Social’s media operations. It will start building a 50 MW fusion plant this year and plans 300 MW to 500 MW units long-term.

Founded in 1998, TAE is considered a mature pioneer and had previously raised more than $1.3 billion in private capital from Google, Chevron Technology Ventures and Goldman Sachs, among others.

Private capital going strong

As developers race to secure more funds to advance their designs, other fusion companies are likely to go public in the next few years, Helion CFO Pragav Jain told Reuters Events.

For companies like Helion Energy and Commonwealth Fusion Systems (CFS) that have deep private backing and are more advanced in the development process, going public could make sense “once they hit a major technological milestone,” said Alimento.

Helion and CFS, which were founded in 2013 and 2018, respectively, could be attractive to institutional investors due to their strong ties with Big Tech companies. CFS signed a 200 MW PPA with Google in late 2025 and Helion’s first commercial plant, which is being built in Washington state, will provide power to Microsoft under a PPA signed in 2023.

But public listings are far from the only option available for capital-hungry fusion companies. Realta Fusion CEO and Co-Founder Kieran Furlong told Reuters Events that his company does not have “immediate plans to go public as we believe there is still sophisticated private capital available for fusion companies with a compelling technology and path to commercial energy generation.”

Tech companies have traditionally led big fusion investments, but recent deals show that the pool of investors is diversifying. Italian oil company Eni signed a $1 billion Power Purchase Agreement (PPA) last September for a 400 MW fusion facility that CFS plans to build in Chesterfield County, Virginia.

CFS in August raised $863 million in a round that included new investors, such as Morgan Stanley’s Counterpoint Global fund, as well as a consortium of Japanese companies such as Mitsubishi and Mitsui. Eni, which first invested in CFS in 2018, also participated in the funding round.

Helion Energy raised $425 million in January 2025 from investors including OpenAI CEO Sam Altman, as well as steelmaker Nucor.

The round was “substantially oversubscribed” thanks to strong interest from institutional and strategic investors, Jain said.

Fusion is a very capital-intensive business, and raising finance through public markets is one option but “whether being public at this stage of the market’s development provides an advantage or not remains to be seen, as public companies often face different demands,” Jain said.

“[They] must operate within a different set of constraints than private companies do, especially when it comes to meeting expectations for near-term shareholder returns,” he added.

Government funding

The federal government is investing far more in SMRs than fusion. For instance, the Department of Energy (DOE) Gen III+ SMR Program, launched in October 2024, has a $900 million budget.

In contrast, the largest source of federal funding for fusion is DOE’s $325 million public-private Milestone-Based Fusion Development Program but it has allocated just $46 million to date.

DOE's Fusion Innovation Research Engine (FIRE) aims to disburse $128 million to support fusion research and the Innovation Network for Fusion Energy (INFUSE) program in September announced $6.1 million in funding to accelerate fusion deployment through public-private partnerships.

Meanwhile, states including California, New Mexico and Massachusetts have also provided funding for fusion developers in recent years.

“Having a broad base of stakeholders will also help earn and maintain a social license for fusion, which is just as important as getting the technology right,” noted Furlong, referring to the perceived amount of community support needed to avoid any backlash from local interest groups.

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.